FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of MARCH 2008

OROMIN EXPLORATIONS LTD. (File #0-30614)
(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9
(Address of principal executive offices)

Attachments:

  Oromin Explorations Ltd. – BC FORM 53-901F Material Change,
  Oromin Explorations Ltd. – BC FORM 53-901F Material Change ,
  Oromin Explorations Ltd. – BC FORM 53-901F Material Change,
  Oromin Explorations Ltd. – BC FORM 53-901F Material Change.

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.
(Registrant)

Date: April 8, 2008	By:	“Chet Idziszek”
Chet Idziszek

	Its:	President
(Title)

Oromin Explorations Ltd.
2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Phone: (604) 331-8772 Fax: (604) 331-8773

April 8, 2008

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR
Judiciary Plaza Office Building
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

RE:	Oromin Explorations Ltd. - (File #0-30614)
Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________

per:	Chet Idziszek
President

Enclosures

cc:	Miller Thomson, Attn: Mr. Peter McArthur

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:	This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:	If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.	Reporting Issuer

Oromin Explorations Ltd.
Suite 2000, 1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

Item 2.	Date of Material Change

March 28, 2008

Item 3.	Press Release

February 29, 2008, Vancouver, B.C.

Item 4.	Summary of Material Change

Investor relations consultant appointed.

Item 5.	Full Description of Material Change

See attached news release.

Item 6.	Reliance on Section 85(2) of the Act

Not applicable

Item 7.	Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.	Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at 604-331-8772

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 28th day of March, 2008.

OROMIN EXPLORATIONS LTD.

By:	“J.G. Stewart”
Secretary
(Official Capacity)
J.G. Stewart
(Please print here name of individual
whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

February 29, 2008	Trading Symbol: TSX Venture – OLE
OTC/BB - OLEPF
Web Site: www.oromin.com

OROMIN ENGAGES OTIS AND MANDY PARTNERS LLC

Oromin Explorations Ltd. announces that it has retained Otis and Mandy Partners LLC (“O&M”) based in New York City as an institutional markets investor relations consultant to the Company.

O&M is a buy side consulting firm specializing in the resource sector. They have been introducing small cap equities to the institutional investment community across the United States and in select European and U.K. markets since 1995. For the past several years, O&M has been a leading agent in introducing senior management of natural resource and mining companies to both specialist and generalist institutional investors.

Services offered to the Company include initiating contacts and meetings with institutional investors, independent money managers and market makers. The engagement commences March 1, 2008, subject to regulatory approval. Terms include minimum cash payments of USD $80,000 over the next twelve months and the grant of 75,000 incentive stock options exercisable for a five year term at the price of $3.40 per share pursuant to Oromin’s stock option plan, including vesting provisions.

Chet Idziszek, President of Oromin Explorations, stated, “We are delighted to be working with O&M. We expect that this established and respected investor relations consulting firm will provide a significant expansion to our network of investors, with a particular focus on gold and other resource funds, hedge funds and other private equity houses. We expect O&M’s relationships to build on our base, not only across numerous U.S. markets, but also financial circles abroad.” To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

“Chet Idziszek”
Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:	This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:	If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.	Reporting Issuer

Oromin Explorations Ltd.
Suite 2000, 1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

Item 2.	Date of Material Change

March 28, 2008

Item 3.	Press Release

March 20, 2008, Vancouver, B.C.

Item 4.	Summary of Material Change

Progress report on exploration of the Issuer’s Sabodala Property.

Item 5.	Full Description of Material Change

See attached news release.

Item 6.	Reliance on Section 85(2) of the Act

Not applicable

Item 7.	Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.	Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at 604-331-8772

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 28th day of March, 2008.

OROMIN EXPLORATIONS LTD.

By:	“J.G. Stewart”
Secretary
(Official Capacity)
J.G. Stewart
(Please print here name of individual
whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

March 20, 2008	Trading Symbol: TSX Venture – OLE
OTC/BB - OLEPF
Web Site: www.oromin.com

EXCELLENT DRILLING RESULTS CONTINUE.
TWO ADDITIONAL DRILLS EXPECTED BY MONTH END TO INCREASE PACE OF
140,000 METRE 2008 RESOURCE DRILLING PROGRAM.

HIGHLIGHTS

LATEST DRILLING RESULTS CONTINUE TO EXPAND MINERALIZATION AT GOLOUMA SOUTH, MASATO AND GOLOUMA WEST INCLUDING:

o	18 metres of 8.41 g/t gold in RC-192 at Golouma South

o	19 metres of 8.83 g/t gold in RC-194 at Golouma South

o	27 metres of 3.47 g/t gold in DH-199 at Golouma West

o	8 metres of 14.57 g/t gold in DH-216 at Golouma West

o	30 metres of 3.33 g/t gold in RC-189 at Masato

o	23 metres of 6.47 g/t gold in RC-201 at Masato

INITIAL NI 43-101 COMPLIANT INFERRED MINERAL RESOURCE ESTIMATE BY SRK SCHEDULED FOR END OF MAY

Oromin Explorations Ltd. (“Oromin”) is pleased to announce additional results from the ongoing step-out and in-fill drilling program at the Golouma West, Golouma South and Masato Gold Deposits. Currently, four drill rigs are involved in the aggressive drilling activities at Sabodala with two more drills contracted to also be drilling by month end which will accelerate the pace of Oromin’s 140,000 metre 2008 resource drilling program. Oromin has been informed by SRK Consulting (Canada) Inc. (“SRK”) that the NI 43-101 compliant inferred mineral resource estimate will be delayed approximately one month to the end of May 2008 due to industry-wide delays SRK is experiencing with technical professionals and laboratories. As previously disclosed SRK has been engaged to complete baseline studies, metallurgical testwork and further resource updates and to begin a preliminary feasibility study during 2008.

Oromin’s 2008 drilling program is focused on resource definition and delineation of Sabodala Exploration concession’s numerous gold zones and deposits. Drilling will be directed at both known and newly outlined gold deposits at depth and along trend, as well as initial evaluation of all remaining significant targets established within the concession. Results from the ongoing property-wide exploration program continue to support Oromin’s model of multiple gold deposits within the Sabodala Exploration Licence.

GOLOUMA SOUTH GOLD DEPOSIT

The Golouma South gold deposit is centred within a 3-kilometre northeast trending gold geochemical anomaly that flanks the southeast side of the extensive Golouma gold geochemical complex of anomalies.

Our reverse circulation and diamond core drilling results continue to expand mineralization. Some of the most significant new results at Golouma South include:

Drill Hole	From (m)	Interval (m)	Gold (g/t)
RC-192	120	18	8.41
RC-194	78	19	8.83
DH-189	30	9	7.06
DH-190	50	14	3.86
DH-192	61	14	8.74
DH-195	87	12	7.34
DH-196	110	15	5.91

GOLOUMA WEST GOLD DEPOSIT

The Golouma West Gold Deposit has now been traced over 1,500 metres on surface, to over 300 metres at depth and remains open in all directions. Oromin is drilling this deposit on 40-metre, and locally 20-metre, centres using both reverse circulation and diamond core rigs.

The results continue to expand mineralization. Some of the most significant new results at Golouma West include:

Drill Hole	From (m)	Interval (m)	Gold (g/t)
RC-197EXT	240	7	6.93
RC-212EXT	218	17	4.03
RC-214	117	27	2.21
RC-216	45	8	14.57
DH-199	126	27	3.47
DH-200	162	21	3.41
DH-202	37	19	4.15

MASATO GOLD DEPOSIT

The Masato Gold Deposit is coincident with a strong gold-in-soil geochemical anomaly 2.6 kilometres in length by up to 1.2 kilometres in width and is located 1.2 kilometres due east of the 1.9 million ounce Sabodala Gold Deposit that is being readied for production by Mineral Deposits Ltd. (see Mineral Deposits Ltd. August 16, 2007 news release). The deposit also trends northeast and dips moderately steeply to the west. It is currently being drilled on 40-metre and locally 20-metre centres.

As reported in Oromin’s last press release, the section-to-section continuity of near surface thicker mineralization continues at Masato. For example, RC-189 yielded 30 metres of 3.33 g/t gold. RC-201 yielded three thick and well-mineralized intervals: 23 metres grading 6.47 g/t gold, 20 metres grading 2.59 g/t gold and 16 metres grading 2.87 g/t gold.

Some of the most significant new results at Masato include:

Drill Hole	From (m)	Interval (m)	Gold (g/t)
RC-181	83	6	3.46
RC-185	89	27	1.57
RC-189	87	30	3.33
RC-200	55	12	3.45
RC-201	70	23	6.47
and	96	20	2.59
and	120	16	2.87
RC-203	83	18	2.10
RC-206	97	7	6.29
and	151	29	1.80

OTHER GOLD TARGETS

In addition to the Niakafiri Southwest target, other significant gold targets to be drill-tested during 2008 include the following, each of which returned excellent initial trench results similar to the initial trench results at Golouma prior to Oromin’s early drilling success there.

Target	Interval	Gold (g/t)
	(m)
Sekoto	12	3.78
Korolo	13	3.22
Maleko	5	6.21
Clover Leaf	7	6.48
Kinemba	8	5.49

Fieldwork was carried out under the supervision of Gerald McArthur, P. Geo., a “qualified person” for the purposes of National Instrument 43-101, who has verified the data disclosed in this news release. TSL Laboratories in Saskatoon carried out all assaying under industry-standard QA/QC procedures.

To find out more about Oromin Explorations Ltd., visit www.oromin.com. Please refer to the maps which set out the Sabodala deposits and zones under “investor info/articles and reports” on the website, and our previous news releases, for additional project information.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek ”
Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.

SCHEDULE

Golouma South Gold Deposit
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-191	010S	3167N/5061E	110/-60	187-189	2	1.09
RC-192	115S	3036N/5063E	110/-60	112-116 Incl.113-114 120-138 Incl.120-122 And 125-128	4 1 18 2 3	8.26 27.74 8.41 19.19 24.07
RC-193	220S	2942N/5016E	110/-60	136-139	3	4.51
RC-194	220S	2928N/5053E	110/-60	78-97 Incl.86-88	19 2	8.83 41.00
RC-210	220S	2867N/4913E	110/-60	173-175 183-185	2 2	6.64 3.22
DH-189	010S	3124N/5185E	110/-60	30-39 Incl.36-37	9 1	7.06 30.42
DH-190	115S	3012N/5136E	110/-60	41-45 Incl.41-42 50-64 Incl.54-56	4 1 14 2	11.65 30.18 3.86 12.86
DH-191	010S	3130N/5166E	110/-60	49-56 Incl.54-55	7 1	3.84 17.46
DH-192	115S	3017N/5116E	110/-60	61-75 Incl.63-66	14 3	8.74 25.49
DH-193	010S	3138N/5148E	110/-60	65-68	3	2.14
DH-195	010S	3143N/5129E	110/-60	87-99 Incl.92-94	12 2	7.34 26.39
DH-196	115S	3032N/5077E	110/-60	110-125 Incl.112-113	15 1	5.91 52.19

Golouma West Gold Deposit
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-196	340W	3356N/4658E	015/-57	126-128 151-156 212-214	2 5 2	9.57 1.70 8.89
RC-214	420W	3550N/4627E	012/-60	86-92 99-102 117-144 Incl.125-130	6 3 27 5	2.47 16.05 2.21 4.75
RC-215	340W	3500N/4700E	013/-55	68-71 108-112 Incl.108-109 140-145 151-154 Incl.153-154	3 4 1 5 3 1	2.42 7.19 16.91 4.19 12.87 29.53
RC-216	340W	3497N/4699E	012/-70	3-8 45-53 Incl.51-53 195-198	5 8 2 3	2.46 14.57 40.62 6.71
RC-217 * hole ends in mineralization	420W	3507N/4620E	015/-60	141-149 165-173 175-186 195-200	8 8 11 *5	1.84 1.72 2.11 1.45
DH-197	420W	3546N/4629E	015/-52	62-67 84-91 Incl.84-87 97-102 125-126	5 7 3 5 1	2.32 2.10 4.25 3.27 16.32
DH-198	420W	3574N/4636E	015/-56	30-35 Incl.30-31 61-65	5 1 4	1.67 5.73 5.04
DH-199	420W	3545N/4629E	015/-65	95-99 111-114 126-153 Incl.126-132 And 142-150	4 3 27 6 8	3.76 3.03 3.47 5.31 4.83
DH-200	420W	3506N/4615E	015/-65	136-140 149-151 162-183 Incl.171-177	4 2 21 6	4.36 1.82 3.41 5.78
DH-202	540W	3621N/4527E	015/-60	37-56 Incl.46-51	19 5	4.15 7.28
DH-203	340W	3536N/4711E	015/-60	99-105 109-111 118-120	6 2 2	1.44 7.34 2.87
RC-197EXT	340W	3354N/4658E	015/-64	240-247 252-257	7 5	6.93 2.30
C-212EXT	420W	3475N/4603E	010/-66	187-193 Incl.189-190 209-212 218-235 Incl.224-225	6 1 3 17 1	10.54 28.43 4.51 4.03 37.07

Masato Gold Deposit
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-181	080S	59396N/4490E	110/-50	32-38 54-61 83-89	6 7 6	1.18 1.48 3.46
RC-182	680N	60098N/4802E	095/-65	64-68	4	1.62
RC-185	060S	5943N/4500E	110/-70	28-32 46-51 54-60 63-69 89-96 99-116 Incl.103-104	4 5 6 6 7 17 1	2.73 2.45 1.98 2.95 2.04 1.57 10.19
RC-186	040S	59475N/4502E	110/-70	34-38 82-88	4 6	1.70 1.23
RC-189	300N	59784N/4616E	110/-60	51-59 63-67 87-117 Incl.92-108 Incl.93-94	8 4 30 16 1	1.16 1.56 3.33 5.58 49.42
RC-200	060N	59555N/4510E	110/-50	55-67 70-75 93-103 108-119	12 5 10 11	3.45 1.24 1.34 1.05
RC-201	060N	59556N/4508E	110/-65	61-68 70-93 Incl.80-81 96-116 Incl.97-100 120-136 Incl.127-129	7 23 1 20 3 16 2	1.39 6.47 104.4 2.59 7.02 2.87 7.46
RC-202	140S	59358N/4479E	110/-65	66-71 91-96 127-132	5 5 5	1.68 1.84 1.28
RC-203	140S	59357N/4480E	110/-50	83-101 Incl.85-89	18 4	2.10 5.49
RC-204	220S	59267N/4483E	110/-65	51-53 122-133 150-161 169-173	2 11 11 4	1.48 1.35 1.73 1.31
RC-205	220S	59266N/4484E	110/-50	40-45 101-105	5 4	1.04 1.17
RC-206	260S	59228N/4470E	110/-65	97-104 Incl.99-100 110-114 151-180 Incl.165-175	7 1 4 29 10	6.29 31.89 2.13 1.80 3.23
RC-207	260S	59228N/4471E	110/-50	63-70 88-95 Incl.90-91 127-133 139-149 Incl.145-148 154-156	7 7 1 6 10 3 2	1.26 1.75 6.76 1.40 1.57 2.69 2.10

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres. The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:	This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:	If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.	Reporting Issuer

Oromin Explorations Ltd.
Suite 2000, 1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

Item 2.	Date of Material Change

March 28, 2008

Item 3.	Press Release

March 25, 2008, Vancouver, B.C.

Item 4.	Summary of Material Change

Issuer announces repurchase of interest in the Santa Rosa exploration concession.

Item 5.	Full Description of Material Change

See attached news release.

Item 6.	Reliance on Section 85(2) of the Act

Not applicable

Item 7.	Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.	Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at 604-331-8772

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 28th day of March, 2008.

OROMIN EXPLORATIONS LTD.

By:	“J.G. Stewart”
Secretary
(Official Capacity)
J.G. Stewart
(Please print here name of individual
whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

March 25, 2008	Trading Symbol: TSX Venture - OLE
OTC/BB - OLEPF
Web Site: www.oromin.com

OROMIN REPURCHASES 17.52% INTEREST IN THE
SANTA ROSA EXPLORATION CONCESSION

Oromin Explorations Ltd. is pleased to report that it has repurchased from Surge Global Energy Inc. (“Surge”) the 17.52% interest in the Santa Rosa Property that it sold to Surge in 2004. The purchase price for this interest is equal to that originally paid by Surge -USD$600,000 and one million shares of Surge. This purchase results in Oromin once again owning, through its wholly-owned subsidiary Irie Isle Ltd. (“Irie”), a 100% interest in Santa Rosa, subject to the right of Otto Energy Ltd. (“Otto”) to acquire up to a 41.24% interest by spending US$2,297,381 on exploration and development of the Santa Rosa Property.

To find out more about Oromin Explorations Ltd. please visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

“Chet Idziszek”
Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:	This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:	If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.	Reporting Issuer

Oromin Explorations Ltd.
Suite 2000, 1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

Item 2.	Date of Material Change

March 28, 2008

Item 3.	Press Release

March 26, 2008, Vancouver, B.C.

Item 4.	Summary of Material Change

Incentive stock options granted.

Item 5.	Full Description of Material Change

See attached news release.

Item 6.	Reliance on Section 85(2) of the Act

Not applicable

Item 7.	Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.	Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at 604-331-8772

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 28th day of March, 2008.

OROMIN EXPLORATIONS LTD.

By:	“J.G. Stewart”
Secretary
(Official Capacity)
J.G. Stewart
(Please print here name of individual
whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

March 26, 2008	Trading Symbol: TSX Venture – OLE
OTC/BB - OLEPF
Web Site: www.oromin.com

NEWS RELEASE

Oromin Explorations Ltd. (“Oromin”) announces that it has granted stock options to employees, consultants, management, directors and officers entitling the purchase of up to 2,320,000 shares of Oromin under its Stock Option Plan. The options are exercisable at a price of $3.25 per share until March 26, 2013. The grant of these options is subject to regulatory approval.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

Chet Idziszek
Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.